HOGAN & HARTSON

L.L.P.

8300 GREENSBORO DRIVE SUITE 1100 McLEAN, VA 22102 TEL (703) 610-6100 FAX: (703) 610-6200 WWW.HHLAW.COM

April 13, 2006

FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. William Bennett
Division of Corporate Finance
Fax: (202) 772-9205
Tel: (202) 551-3389

Re:	Primus Telecommunications Group, Incorporated
Preliminary Proxy Statement (the “Proxy Statement”)

Mr. Bennett:

On behalf of Primus Telecommunications Group, Incorporated (the “Company”), we are furnishing the following information pursuant to our telephone conversation of April 13, 2006, in connection with the Company’s Preliminary Proxy Statement.

1. You have asked whether the reverse stock split contemplated by Proposal 2 of the Proxy Statement might cause the number of stockholders of record of the Company to approach the 300 stockholder threshold as a result of the mechanism by which stockholders will receive cash in lieu of fractional shares.

We have been advised by the Company that as of April 13, 2006, the Company has 511 stockholders of record, of which only 33 hold less than 10 shares. If the one-for-ten reverse stock split were effected today, and those 33 stockholders were all cashed-out, the Company would continue to have 478 stockholders of record.

HOGAN & HARTSON L.L.P

Securities and Exchange Commission

April 13, 2006

2. You have asked whether the Company has any plans involving the issuance of additional shares that could create immediate disclosure obligations.

As discussed, the Company is and will continue to be mindful of its obligation to comply with all applicable disclosure requirements, including but not limited to disclosure required under the 8-K rules, in connection with any material transaction involving the issuance of securities, and will report any such transaction in a timely manner in the event that an agreement is reached or it is probable that an agreement will be reached, in accordance with such obligations.

3. We discussed the fact that the Company is contemplating whether the reverse stock split is in the best interest of the Company’s stockholders given the immediate negative reaction of the stock price to the filing of the Preliminary Proxy Statement and given the possibility that implementation of a reverse stock split might put increased pressure on the Company’s stock price. As a result, the Company is considering adding an alternative proposal to the Proxy Statement, in which they will request stockholders to consider and vote upon an amendment to the charter to increase the number of authorized shares of Common Stock from 150 million to 300 million shares (the “Authorized Increase”), to be implemented at the Board of Directors’ discretion only in the event that the reverse stock split is not implemented. While the primary driver of the reverse stock split proposal is to maintain listing eligibility, a secondary effect is that it will increase the number of authorized but unissued shares available for future issuance. In the potential absence of the reverse stock split, the Company’s management is of the view that other action will need to be taken to increase the number of authorized but unissued shares.

As discussed, the Authorized Increase would actually result in a significantly SMALLER buffer of capital stock available for future issuance than the reverse stock split that is in the current draft of the Proxy Statement. By way of illustration, the proposed one-for-ten reverse split (in which outstanding common stock is reduced to 10% of current levels but authorized common stock remains unchanged) would have an equivalent effect, in terms of the percentage of authorized equity available for issuance, to increasing the number of shares of authorized common stock by a factor of 10 (or in this case, to 1.5 billion shares). The newly contemplated Authorized Increase, however, would only request approval to increase the number of shares of authorized common stock by a factor of 2 (or in this case, to 300 million shares). In other words, it would have a much smaller effect than the reverse split (20% of the effect). Given that less potential dilution would result from the Authorized Increase than would result from the reverse split, the Company is of the view that the addition of this proposal would not “constitute a fundamental change in the proxy material,” the standard set by Note 1 to Rule 14a-6 for recommencing the 10-day time period, but would appreciate the staff concurring with this view.

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HOGAN & HARTSON L.L.P

Securities and Exchange Commission

April 13, 2006

If you or the staff should require any additional information concerning these matters, please contact the undersigned at telephone no. 703-610-6165 or, in the absence of the undersigned, Kevin K. Greenslade of our firm at telephone no. 703-610-6189.

Very truly yours,

/s/ Brian J. Lynch
Brian J. Lynch

cc:	Primus Telecommunications Group, Incorporated